Exhibit 22.1

List of Subsidiaries of China SXT Pharmaceuticals, Inc.

Name	Country of Incorporation
China SXT Group Limited	Hong Kong
Taizhou Suxuantang Biotechnology Co.	People’s Republic of China
Jiangsu Suxuantang Pharmaceutical Co., Ltd	People’s Republic of China